Exhibit 10.34
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 Summary Description of Compensation and Benefits for Directors


1. Cash Compensation of UAL Non-employee Directors. Non-employee directors receive an $18,000 annual retainer, $900 per meeting attended, and $2,700 per year for chairing certain Board committees. Cash compensation may also be taken in stock, and all cash and compensation may be deferred for tax purposes (see item 4 below).

2. Flight Benefits for Directors. Generally, directors, their spouses and their dependent children are entitled to complimentary positive space travel on United Airlines for pleasure or UAL business travel, and will be reimbursed annually for the income tax liability incurred in using this privilege.

3. Complimentary Cargo Carriage Policy for Directors. Directors receive complimentary cargo carriage (excludes ground transportation) for personal goods on United Airlines, for up to 2,500 pounds per year, and are reimbursed for the related income tax liability.

4. Stock-Based Compensation of UAL Non-employee Directors. Non-employee directors receive 400 shares of UAL common stock on the first business day of January each year, which they are asked to hold while they serve on the Board. Additionally, non-employee directors will be allocated 189 Deferred Stock Units on December 31 of each year. These shares are issued under the UAL Corporation 1995 Directors Plan. This Plan also permits director cash compensation to be taken in stock, as well as the deferral of receipt of cash or stock compensation for tax purposes.

5.  Directors' and Officers' Liability Insurance and
 Indemnification. The Company has a policy which provides liability insurance for directors and officers of UAL and its subsidiaries.


6. Director Emeritus Travel Policy. A Director who retires from the Board with at least five years of company creditable service will receive free travel and cargo benefits for life, subject to certain exceptions.